UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”): DUNDEE ENERGY LIMITED

B. (1) This is [check one]

[ X ] an original filing for the Filer

[ ] an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant: DUNDEE ENERGY LIMITED

Form type: FORM CB

File Number: 005-86322

Filed by: DUNDEE ENERGY LIMITED

Date Filed: July 6, 2011 (filed concurrently)

D. The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at

1 Adelaide Street East
Toronto, Ontario, Canada
M5C 2V9
(416) 863-6990

E. The Filer designates and appoints Dundee International Inc. (“Agent”) located at

c/o The Corporation Trust Company,
1209 Orange Street,
County of New Castle,
Wilmington, Delaware 19801, U.S.A.
(302) 658-7581

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on July 6, 2011 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada, this 6th day of July, 2011.

DUNDEE ENERGY LIMITED

By: /s/ Lucie Presot

Name: Lucie Presot

Title: Vice President

Dated: July 6, 2011

This statement has been signed by the following person in the capacity and on the date indicated.

DUNDEE INTERNATIONAL INC., as agent for DUNDEE ENERGY LIMITED

By: /s/ Lucie Presot

Name: Lucie Presot

Title: Vice President and Chief Financial Officer

Dated: July 7, 2011